# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hawkeye Systems, Inc., CIK 0001750777
CUSIP: 420198103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6605 ABERCORN, SUITE 204, SAVANNAH, Georgia (GA), 31405
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0002126738
Persons authorized to receive notices and communications: Martin Sumichrast, 7401 Carmel Park Drive #315, Charlotte, North Carolina (NC), 28226, 704-904-4999

## Reporting persons
- Hawkeye HoldCo LLC (CIK 0002126738): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 23,064,633; shared voting power 0; sole dispositive power 23,064,633; shared dispositive power 0; aggregate amount beneficially owned 23,064,633 (69.1% of the class)
  Comment: The shares listed above represent 23,064,633 shares of common stock that may become issuable upon conversion of a convertible promissory note (the "Note") held by Hawkeye Holdco LLC ("HH"). As MCIMAC, LLC ("MCIMAC") serves as manager of HH and Martin Sumichrast ("Mr. Sumichrast") serves as manager of MCIMAC, each of MCIMAC and Mr. Sumichrast may be deemed to have sole voting and dispositive power over the shares of common stock underlying the Note and are deemed to be the beneficial owners of the shares of common stock underlying the Note.
  
  The percentage in Item 13 is based on 10,306,772 shares of common stock outstanding pursuant to a representation made by Hawkeye Holdings, Inc. (the "Issuer") as of April 1, 2026.
- MCIMAC, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: affiliate funds (AF); sole voting power 23,064,633; shared voting power 0; sole dispositive power 23,064,633; shared dispositive power 0; aggregate amount beneficially owned 23,064,633 (69.1% of the class)
  Comment: The shares listed above represent 23,064,633 shares of common stock that may become issuable upon conversion of the Note held by HH. As MCIMAC serves as manager of HH and Mr. Sumichrast serves as manager of MCIMAC, each of MCIMAC and Mr. Sumichrast may be deemed to have sole voting and dispositive power over the shares of common stock underlying the Note and are deemed to be the beneficial owners of the shares of common stock underlying the Note.
  
  The percentage in Item 13 is based on 10,306,772 shares of common stock outstanding pursuant to a representation made by the Issuer as of April 1, 2026.
- Sumichrast Martin A. (CIK 0001427722): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 23,064,633; shared voting power 0; sole dispositive power 23,064,633; shared dispositive power 0; aggregate amount beneficially owned 23,064,633 (69.1% of the class)
  Comment: The shares listed above represent 23,064,633 shares of common stock that may become issuable upon conversion of the Note held by HH. As MCIMAC serves as manager of HH and Mr. Sumichrast serves as manager of MCIMAC, each of MCIMAC and Mr. Sumichrast may be deemed to have sole voting and dispositive power over the shares of common stock underlying the Note and are deemed to be the beneficial owners of the shares of common stock underlying the Note.
  
  The percentage in Item 13 is based on 10,306,772 shares of common stock outstanding pursuant to a representation made by the Issuer as of April 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Hawkeye Systems, Inc.
Address of issuer's principal executive offices: 6605 ABERCORN, SUITE 204, SAVANNAH, Georgia (GA), 31405
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Hawkeye Holdco LLC ("HH"), MCIMAC, LLC ("MCIMAC") and Martin Sumichrast ("Mr. Sumichrast") (together, the "Reporting Persons").
Residence or business address: The address of the Reporting Persons is: 7401 Carmel Park Drive #315, Charlotte, NC 28226
Present principal occupation or employment: The principal business of each of HH and MCIMAC is serving as a single purpose holding company. Mr. Sumichrast is a business executive.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Except as set forth below, the Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

On April 29, 2024, a final judgment was entered in the matter in Securities and Exchange Commission v. Martin Sumichrast, by the United States District Court for the Western District of North Carolina, Charlotte Division, pursuant to which Mr. Sumichrast, without admitting or denying the allegations against him, was permanently restrained and enjoined from violating Sections 206(2) and 206(3) of the Investment Advisers Act of 1940 by, if acting as an investment adviser with the meaning of Section 202(a)(11) of the Advisers Act by, if acting as an investment adviser within the meaning of Section 202(a)(11) of the Advisers Act, directly or indirectly, by use of the mails or instrumentality of interstate commerce: (a) engaging in transactions, practices or courses of business which operate as a fraud or deceit upon a client or prospective client, or (b) while acting as a principal for his own account, knowingly selling securities to, and/or purchasing securities from, a client without first disclosing to such client in writing before the completion of such transaction the capacity in which he is acting and obtaining the consent of the client to such transaction. In addition, Mr. Sumichrast agreed to pay total disgorgement of profits, prejudgment interest and penalties of $350,000.
Citizenship: HH is a limited liability company formed in Wyoming. MCIMAC is a limited liability company formed in Wyoming. Mr. Sumichrast is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used by HH to purchase a note from an existing noteholder of the Issuer for $200,000 were from the working capital of HH. Upon purchase, the Issuer agreed to amend and restate the existing note in the form of the Note.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 1, 2026, the Issuer issued the Note to HH with an original principal amount of $2,767,756 in exchange for a note that had been previously issued by the Issuer to Steve Hall ("Hall") and that Hall had sold to HH (the "Existing Hall Note"). The Note has a maturity date of 24 months from its date of issuance and was issued pursuant to a Note Purchase Agreement (the "Note Purchase Agreement"), dated as of April 1, 2026, among the Issuer, Hall, and HH. Under the Note Purchase Agreement, the Existing Hall Note was amended and restated in the form of the Convertible Promissory Note. The Note Purchase Agreement contains customary representations, warranties, covenants, conditions and indemnification obligations of the parties.

Under the Convertible Promissory Note, HH may convert all or a portion of the outstanding principal amount of the Convertible Promissory Note into shares (the "Conversion Shares") of the Issuer's common stock, par value $0.0001 per share ("Common Stock") at any time before the outstanding principal amount of the Convertible Promissory Note is paid in full. The number of shares of Common Stock issuable upon conversion of the Convertible Promissory Note will be determined by dividing the principal amount to be converted by the conversion price in effect on the conversion date (the "Conversion Price"). The initial Conversion Price as of the Convertible Promissory Note's date of issuance was $0.12, which Conversion Price is subject to adjustment in the event of dividends or distributions made with respect to the Common Stock and stock splits, reverse stock splits or other subdivisions or combinations of the Common Stock. Additionally, the Conversion Price will be adjusted in connection with any issuances by the Issuer of Common Stock or securities convertible or exchangeable into Common Stock at a purchase, exercise or conversion price that is lower than the Conversion Price, in which case the Conversion Price will be adjusted to be equal to such lower price. The Convertible Promissory Note (and/or, to the extent the Convertible Promissory Note has been converted, the Conversion Shares issued upon conversion) may be repurchased by Hall from HH if (A) on the two year anniversary of issuance, the Issuer has not received at least an aggregate of $1.0 million in gross proceeds from the sale of equity securities or securities convertible into equity securities (a "Subsequent Financing"), or (B) the OTC Market Group Inc. places a "caveat emptor" designation on the Issuer's publicly traded securities, in each case subject to a 30 day cure period. The repurchase right will terminate on the earlier to occur of (A) the consummation of a Subsequent Financing, or (B) if such right is not exercised within 15 days of an applicable triggering event.

On April 1, 2026, the Issuer, Hall, and HH entered into an Investor Rights Agreement (the "Investor Rights Agreement"), pursuant to which the Issuer agreed to file a registration statement registering the resale of all shares of Common Stock held by HH and shares of Common Stock issuable upon the exercise or conversion of securities held by HH (the "Registrable Securities"). The Issuer agreed to file a registration statement within 30 days following a request by HH and to use its reasonable best efforts to cause the registration statement to be declared effective within 75 days. The Investor Rights Agreement also grants certain piggyback registration rights to HH.

Additionally, the Investor Rights Agreement requires that the Issuer increase the size of its Board of Directors (the "Board") from one to five members, to appoint four individuals to the Board as designated by HH, and to nominate and recommend such designees for election to the Board at future meetings of the Issuer's stockholders. On March 31, 2026, the Board approved the conditional appointment of Mr. Sumichrast, Sim Farar, Nathan Bradley Fleisher, and Ralph Olson as 14F Directors, which appointment shall become effective ten days after the filing and transmission of an Information Statement on Schedule 14f-1 by the Issuer. Effective as of April 1, 2026, the Board appointed David Wachsman as the President of the Issuer and Quinton Byron Hamlet as the Chief Financial Officer of the Issuer. Each of Messrs. Wachsman and Hamlet are members of HH, but do not have voting or dispositive power over the shares of Common Stock beneficially held by HH.

As a substantial owner of shares in the Issuer, HH may have influence over the corporate activities of the Issuer that require the vote of the shareholders of the Issuer, including those that may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization of the Issuer, ownership structure, organizational documents, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares securities of the Issuer, and/or selling some or all of the Reporting Persons' securities in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Stock reported owned by each Reporting Person is based upon approximately 10,306,772 shares of Common Stock outstanding as of April 1, 2026. As of the date hereof, each Reporting Person may be deemed to beneficially own 69.1% of the outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Because MCIMAC is the manager of HH and Mr. Sumichrast is the manager of MCIMAC, each of Mr. Sumichrast and MCIMAC are deemed to have sole voting and dispositive power over the 23,064,633 shares of Common Stock directly beneficially owned by HH.
Transactions in the class effected during the past sixty days: The Reporting Persons have not made any transactions in the Common Stock within the past 60 days other than as provided in Item 4 above, including Item 4 of the Schedule 13D, including all amendments thereto.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the disclosure in Item 4 and Item 5 above, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement
99.2 - Note Purchase Agreement dated April 1, 2026 - sec.gov/Archives/edgar/data/1750777/000168316826002690/hawkeye_ex1001.htm
99.2 - Investor Rights Agreement dated April 1, 2026 - sec.gov/Archives/edgar/data/1750777/000168316826002690/hawkeye_ex1003.htm

## Signatures
- Hawkeye HoldCo LLC: /s/ Martin Sumichrast, Martin Sumichrast, Manager of MCIMAC, LLC (04/08/2026)
- MCIMAC, LLC: /s/ Martin Sumichrast, Martin Sumichrast, Manager (04/08/2026)
- Sumichrast Martin A.: /s/ Martin Sumichrast, Martin Sumichrast (04/08/2026)